Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 (“MiX” or the “company”)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the company convened on Thursday, 19 September 2013 (in terms of the notice of annual general meeting contained in the company’s integrated annual report issued on 28 June 2013), all of the ordinary and special resolutions tabled thereat, other than ordinary resolution number 5.1, were passed by the requisite majority of MiX shareholders.

Ordinary resolution number 5.1, re-appointing R Shough as a member of the audit and risk committee was withdrawn as R Shough resigned as an independent non-executive director and member of the audit committee with effect from 9 August 2013 in order to conform to the requirements of the New York Stock Exchange and the US Securities Exchange Commission.

19 September 2013

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